SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No.   3 )*

NovaMed, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

66986W108
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x ]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	66986W108	13G

1		NAME OF REPORTING PERSON Geneva Investment Management of Chicago, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 348,538
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 315,140
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 348,538
WITH	8	SHARED DISPOSITIVE POWER 315,140
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 663,678
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) Not Applicable
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12		TYPE OF REPORTING PERSON (see Instructions) IA

Item 1(a)	Name of Issuer:
NovaMed, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
980 North Michigan Avenue, Suite 1620
Chicago, Illinois 60611
Item 2(a)	Name of Person Filing:

Geneva Investment Management of Chicago, LLC (“Geneva”)
Item 2(b)	Address of Principal Business Office:
Geneva is located at: 181 West Madison Street, Suite 3575 Chicago, Illinois 60602
Item 2(c)	Citizenship:

Geneva is a Delaware limited liability company.
Item 2(d)	Title of Class of Securities:
Common Stock
Item 2(e)	CUSIP Number:
66986W108
Item 3	Type of Person:
(e) Geneva is an investment adviser registered under section 203 of the
Investment Advisers Act of 1940.

Item 4	Ownership (at December 31, 2010):
(a) Amount owned “beneficially” within the meaning of rule 13d-3: 663,678
(b) Percent of class: 8.3% (based on 7,954,713 shares outstanding as of November 3, 2010)
(c) Number of shares as to which such person has:

(i)      sole power to vote or to direct the vote: 348,538
(ii)     shared power to vote or to direct the vote: 315,140
(iii)    sole power to dispose or to direct the disposition of: 348,538
(iv)    shared power to dispose or to direct disposition of: 315,140

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable
Item 6	Ownership of More than Five Percent on Behalf of Another Person:

The shares reported herein have been acquired on behalf of discretionary clients of Geneva.  Persons other than Geneva are entitled to receive all dividends from, and proceeds from the sale of, those shares.  None of those persons, to the knowledge of Geneva, has an economic interest in more than 5% of the class.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable
Item 8	Identification and Classification of Members of the Group:

Not Applicable
Item 9	Notice of Dissolution of Group:
Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2011

GENEVA INVESTMENT MANAGEMENT OF CHICAGO, LLC

	By:	/s/ Thomas W. Ulrich
Thomas W. Ulrich
Principal

Alan Goldberg D 312.807.4227 F 312.827.8086 alan.goldberg@klgates.com

                         February 4, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

The accompanying filing constitutes the Schedule 13G of Geneva Investment Management of Chicago, LLC relating to the common stock of NovaMed, Inc.

Very truly yours,
/s/ Alan Goldberg Alan Goldberg

cc:	NovaMed, Inc. (w/encl.) Thomas W. Ulrich